April 26, 2010

Jim B. Rosenberg

Senior Assistance Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Fremont Michigan Insuracorp, Inc.

Form 10-K for fiscal year ended December 31, 2009

File No. 000-50926

Dear Mr. Rosenberg:

This is in response to your letter dated April 16, 2010, commenting on our Form 10-K for the year ended December 31, 2009. In response to your letter, on April 23, 2010 we filed an amendment to our Form 10-K for the year ending December 31, 2009 for the sole purpose of filing revised Exhibits 31.1 and 31.2 which incorporate the exact language required by Section 601(b)(31) of Regulation SK.

In addition to our response, we acknowledge that:

•	Fremont Michigan Insuracorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Fremont Michigan Insuracorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at 231-924-0300. Thank you for your attention to this matter.

Very truly yours,

FREMONT MICHIGAN INSURACORP

/s/ KEVIN G. KAASTRA
Mr. Kevin G. Kaastra
Vice President of Finance